COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 23, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I
	Active Portfolios® Multi-Manager Directional Alternatives Fund	Post-Effective Amendment No. 266 Registration File Nos.: 2-99356; 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on August 31, 2016, for the above-referenced Post-Effective Amendment (Filing) filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Active Portfolios ® Multi-Manager Directional Alternatives Fund (the Fund). Comments and responses are outlined below.

Comments on the prospectus of the Fund:

Comment 1:	Please add the share class ticker symbol to the cover page of the prospectus when available.

Response:	The share class ticker symbol will be added to the cover page of the prospectus.

Comment 2:	Please provide the completed Annual Fund Operating Expenses table with the response letter.

Response:	Please see Exhibit A to this letter.

Comment 3:	Does the Fund expect to invest in contingent convertible bonds (CoCos)? If so, the Fund should consider what, if any, disclosure is appropriate with respect to these securities. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure, including the amount the Fund might invest in such securities.

Response:	The Fund currently does not intend to invest in CoCos and, therefore, disclosure regarding such securities is not applicable to the Fund.

Comment 4:	The Principal Investment Strategies include investment in mortgage- and other asset-backed securities. Please supplementally explain the types and amounts of mortgage- and other asset- backed securities the Fund intends to invest in.

Response:	The Fund currently does not intend to invest in such securities. Reference to such instruments will be moved from the Summary of the Fund section to the Prospectus’ More Information About the Fund section.

Comment 5:	The Principal Investment Strategies state that the Fund may invest in exchange traded funds (ETFs) and other investment companies. Please confirm that the fees and expenses of ETFs and other investment companies invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of ETFs and other investment companies invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses.”

Comment 6:	The Principal Investment Strategies state that the Fund may take short positions in its investments. If the Fund engages in short selling, please confirm supplementally that short selling expenses will be included, as appropriate, in the Fund’s Annual Fund Operating Expenses table.

Response:	So confirmed.

Comment 7:	Please confirm that, if the Fund is to invest in credit default swaps, the Fund will cover the full notional value of the swap. Please confirm that this is discussed in the Statement of Additional Information (SAI).

Response:	The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the Staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. As disclosed in the section About Fund Investments - Types of Investments – Credit Default Swap Agreements of the Fund’s SAI:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

Comment 8:	Please confirm that, if the Fund intends to invest in total return swaps, the Fund is aware that an appropriate amount of segregated assets must be set aside.

Response:	So confirmed.

Comment 9:	Please explain the basis for the Fund’s use of mortgage-backed securities to meet segregation obligations.

Response:	The disclosure will be revised as follows to read: “The Fund expects to hold a significant amount of cash, U.S. Treasury securities, money market instruments (which may include investments in one or more affiliated or unaffiliated money market funds or similar vehicles), other high-quality or short-term investments, or other liquid assets to meet its segregation obligations as a result of its investment in derivatives.”

Comment 10:	Please explain why the following underlined disclosure is in the Principal Investment Strategies section: “Each sleeve manager’s investment strategy may involve the frequent trading of portfolio securities or instruments, which may increase brokerage and other transaction costs and have adverse tax consequences.”

Consider removing the disclosure from Principal Investment Strategies.

Response:	The disclosure will be revised as follows to read: “Each sleeve manager’s investment strategy may involve the frequent trading of portfolio securities.”

Comment 11:	In the Principal Risks section, for Alternative Strategies Investment Risk, please explain the underlined disclosure: “An investment in alternative investment strategies (Alternative Strategies), whether through direct investment or through one or more underlying funds, involves risks, which may be significant.” Clarify whether or not the disclosure means investing in another “alternative” strategy fund or that investing in any underlying fund is an alternative investment strategy.

Response:	The disclosure will be revised as follows to read: “An investment in alternative investment strategies (Alternative Strategies), whether through direct investment or through one or more underlying funds that use Alternative Strategies, involves risks, which may be significant.”

Comment 12:	The Fund’s Principal Risks include Quantitative Model Risk. Please confirm that the Fund uses quantitative models and consider how this ties to disclosure within the Principal Investment Strategies.

Response:	The first paragraph of the Fund’s Principal Investment Strategies will be revised as follows to read: “The Fund pursues its investment objective by allocating the Fund’s assets among different asset managers that collectively use various investment styles and strategies, including, for example, fundamental (bottom-up), macroeconomic (top-down), and/or quantitative methods or models, across different markets. The Fund’s investment manager, Columbia Management Investment Advisers, LLC (Columbia Management or the Investment Manager), and investment subadvisers (Subadvisers) each provide day-to-day portfolio management for a portion of the Fund’s assets, or sleeve of the Fund. The Investment Manager and the Subadvisers employ a variety of alternative investment strategies, involving strategies, techniques and practices that are designed to seek capital appreciation through participation in the broad equity and other markets while hedging overall market exposure relative to traditional long-only equity strategies. Generally, the Fund seeks to provide higher risk-adjusted returns with lower volatility compared to equity markets.”

Comment 13:	Supplementally discuss what broad-based securities index the Fund will be using to measure performance.

Response:	The Fund will be using MSCI World Index (“Broad-Based Benchmark”) as the New Alternatives Fund’s broad-based securities market benchmark. The Broad-Based Benchmark is a broad global equity benchmark that represents large and mid-cap equity performance across 23 developed markets countries.

Comment 14:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise the Principal Risks disclosure in the More Information About the Fund section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	After further evaluation of the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund sections, the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 15:	On page 30, in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comments on the SAI of the Fund:

Comment 16:	Please confirm that the subadvisory fees disclosure in the Investment Management and Other Services section will satisfy Item 19(a)(3) of Form N-1A.

Response:	The method of calculating the advisory fees payable by the Fund will be fully disclosed in the Investment Management and Other Services section of the SAI, similar to the registrant’s other existing funds. Separately, Columbia Management Investment Advisers, LLC will pay subadvisory fees to Fund subadvisers. The Investment Management and Other Services section discloses the first and last breakpoints of subadvisory fee schedules, as well as the entire fee schedule if it is a flat fee. Additionally, the SAI discloses the total dollar amount that Columbia Management Investment Advisers, LLC has paid each subadviser under the subadvisory agreement for the last three fiscal years. We believe the disclosure is consistent with the requirements of Form N-1A.

Comment 17:	Explain why affiliated underlying funds are being omitted in the footnote below under the Fundamental and Non-Fundamental Investment Policies – Fundamental Policy – D. Concentration section:

* For purposes of applying the limitation set forth in its concentration policy, above, a Fund will generally use the industry classifications provided by the Global Industry Classification System (GICS) for classification of issuers of equity securities and the classifications provided by the Barclays Capital Aggregate Bond Index for classification of issues of fixed-income securities. To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests, the Fund will consider, in the case of unaffiliated underlying funds, the portfolio positions at the time of purchase of such unaffiliated underlying funds based on portfolio information made publicly available by them. The Fund does not consider futures or swaps clearinghouses or securities clearinghouses, where the Fund has exposure to such clearinghouses in the course of making investments in futures and securities, to be part of any industry.

Response:	The disclosure will be revised to read as follows: “To the extent that a Fund’s concentration policy requires the Fund to consider the concentration policies of any underlying funds in which it invests, the Fund will consider the portfolio positions at the time of purchase, which in the case of unaffiliated underlying funds is based on portfolio information made publicly available by them.”

Comment 18:	In the section About Fund Investments - Types of Investments – Credit Default Swap Agreements, confirm that there is disclosure pertaining to the Fund’s procedure when it is the seller of a credit default swap, including the Fund’s procedure for segregation of assets when it is the seller.

Response:	The Fund will segregate assets with respect to its derivatives positions in a manner it determines to be appropriate in light of the Staff’s related no-action letters, including Dreyfus, the Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), and other published Staff interpretative materials. As disclosed in the section About Fund Investments – Types of Investments – Credit Default Swap Agreements:

A Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). For bilateral credit default swaps (CDS) where the Fund is the seller of protection, the Fund will cover the full notional amount of the swap minus any collateral on deposit. In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or designate cash or other liquid assets in accordance with its policies and procedures. Such segregation or designation will ensure that a Fund has assets available to satisfy its obligations with respect to the transaction. Such segregation or designation will not limit a Fund’s exposure to loss.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Teresa Lirio at (617) 385-9537.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I

Exhibit A – Annual Fund Operating Expense table

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class A
Management fees	1.60%
Distribution and/or service (12b-1) fees	0.25%
Other expenses(a)
Dividend expenses and borrowing costs on securities sold short	0.85%
Remainder of other expenses	0.31%
Total annual Fund operating expenses	3.01%

(a)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.